LIETUVOS TELEKOMAS

AKCINĖ BENDROVĖ „LIETUVOS TELEKOMAS"
Code 2121543 Savanorių pr. 28, LT-2600 Vilnius, (Lithuania) Lietuva Tel. +370 46 48 15 11 Fax +370 5 212 66 65
VAT code 212154314 Register of Enterprises of the Republic of Lithuania, the Registrar – State Land Cadastre and Register (V. Kudirkos g. 18, LT-2600 Vilnius)

US Securities and Exchange Commission Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street NW
Washington DC 20549

19-02-2003 No. 07

Fax. (202) 942 95 25

03003888

SUPPL

03 FEB 19 AM 11 7:

No. of pages: 1+9

Re: **AB Lietuvos Telekomas (File No. 82-5086)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Preliminary Unaudited Results for the Year 2002

Ladies and Gentlemen:

On behalf of AB Lietuvos Telekomas (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is copy of the document listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Lithuania or of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE"), the National Stock Exchange of Lithuania ("NSEL"), the UK Listing Authority ("UKLA") or the Lithuanian Securities Commission ("LSC") and which was or will be made public by such exchanges or authorities or (iii) has distributed or become required to distribute to its security holders:

1. Announcement of Material Event
2. Press Release: AB Lietuvos Telekomas Announce its Preliminary Unaudited Results for the Year 2002

If you should have any questions or comments, please call the undersigned at +370 5 236 78 78, mob. +370 650 82 123, fax. +370 5 231 38 60.

PROCESSED
MAR 0 3 2003
THOMSON FINANCIAL

Very truly yours,

Darius Džiaugys
Senior Specialist Investor Relations

DD 2/19

Encl.: 1. Announcement of Material Event (1 page)
2. Press Release (8 pages)

File No. 82-5086

LIETUVOS TELEKOMAS

Announcement of Material Event

1. AB Lietuvos Telekomas, company's code in register 2121543, Savanoriu ave. 28,
(company type of the Issuer, name, company register code, address)
2600 Vilnius, Republic of Lithuania

2. Lithuanian Securities Commission, National Stock Exchange of Lithuania,
(indicate the institutions to whom this announcement has been or is to be presented)
Lietuvos Rytas daily

3. AB Lietuvos Telekomas' Board approved the draft of non-audited financial statements
(description of the material event and the date of material event)
for the year 2002 prepared by the Company's administration according to International Accounting Standards.
Revenue of AB Lietuvos Telekomas' Group for the year 2002 was LTL 968,212 thousand, net profit for the year 2002 was LTL 67,032 thousand.

4. Announcement is not considered confidential
(if the announcement is considered confidential, the reason and expire date of confidentiality are to be indicated)

5. Jan-Erik Elserius, Director of Finance Department
(name, surname and office phone numbers of person, authorised by the Issuer to provide additional information about
tel. +5 370 5 236 76 03
material event)

6. General Manager Tapio Paarma .... 19 February 2003
(name, surname and signature of the Head of the Issuer's Administration (name, surname and signature of the person authorised by the Head of the Issuer's Administration in writing, is case the authorised person is institutions, the name, surname and signature of the Head of institutions' Administration); date of signing)

File No. 82-5086

LIETUVOS TELEKOMAS

PRESS RELEASE
19-02-2003

Lietuvos Telekomas Announces its Preliminary Unaudited Results for the Year 2002

Lietuvos Telekomas' Group, the largest provider of telecommunications services in Lithuania, announces its preliminary unaudited results for the financial year ended 31 December 2002 prepared according to International Accounting Standards.

Highlights

- In 2002, revenue went down by 8.5 per cent to LTL 968.2 million against the revenue of LTL 1,058.5 million in the year 2001.
- EBITDA was LTL 503.6 million, 10.8 per cent less compared with LTL 564.4 million a year ago.
- EBITDA margin stood at 52.0 per cent (53.3 per cent in 2001).
- Profit before profit tax in 2002 amounted to LTL 89.4 million. In 2001 it was LTL 138.7 million.
- Net profit amounted to LTL 67.0 million (the net profit margin was 6.9 per cent), while the net profit in 2001, including effect of changes in deferred profit tax liabilities, was LTL 181.7 million (the net profit margin was 17.2 per cent).
- Earnings per share were 0.086 litas (0.234 litas in 2001)

Group's Key Financial Figures (in thousand of litas)

	Fourth Quarter		Change	Full Year		Change
	2002	2001		2002	2001	
Revenue	**239,044**	**263,679**	-9.3%	**968,212**	**1,058,466**	-8.5%
Operating expenses	124,890	141,727	-11.9%	464,602	494,094	-6.0%
EBITDA	**114,154**	**121,952**	-6.4%	**503,610**	**564,372**	-10.8%
EBITDA margin (%)	*47.8*	*46.3*		*52.0*	*53.3*	
Depreciation and amortisation	92,003	111,333	-17.4%	381,668	381,567	0.0%
Gain on sales of investment	–	--		7,016	2,857	
Operating profit (EBIT)	**22,151**	**10,619**	108.6%	**128,958**	**185,662**	-30.5%
EBIT margin (%)	*9.3*	*4.0*		*13.3*	*17,5*	
Financial activities, net	-10,818	-12,502	-13.5%	-39,855	-46,999	-15.2%
Profit before tax	**11,499**	**-1,883**	710.7%	**89,440**	**138,663**	-35.5%
Net profit	**7,806**	**84,514**	-90.8%	**67,032**	**181,715**	-63.1%
Net profit margin (%)	*3.3*	*32.1*		*6.9*	*17.2*	
Earnings per share (LTL)	0.010	0.109		0.086	0.234	
Number of shares (in thous.) (a)	776,818	776,818		776,818	776,818	

Notes: *(a) Treasury stocks held by UAB Lintkom are excluded.*
1US$= LTL 3.3114, 1€= LTL 3.4528 (31 December 2002)

Tapio Paarma, General Manager and President of Lietuvos Telekomas, made the following comments:

"The year 2002 was the last official year of Lietuvos Telekomas' exclusive rights to provide fixed-line telephony services. Due to the strong mobile companies' bypassing of our network in terms of the international call traffic and due to severe competition from the mobile operators' side together with finalisation of the painful tariff rebalancing program, Lietuvos Telekomas lost both quite a big number of residential customers and voice telephony revenue. On the other hand, the restructuring of our business started to give results during the fourth quarter of 2002 and the revenue downtrend slowed down.

File No. 82-5086

The heavy cost control enabled us to keep profitability on a high level: EBITDA margin was 52 per cent. Also the strong investment discipline which started in early 2002 resulted in a much lower investment level than initially planned – a decrease from LTL 360 million to LTL 207 million. This discipline will continue and investments in 2003 will be below LTL 200 million.

The Company is ready for competition having the excellent technical basement for effective organisation. This gives me full confidence concerning success in the future."

Revenue

In 2002, the total consolidated revenue of Lietuvos Telekomas' Group amounted to LTL 968.2 million, a decrease of 8.5 per cent as compared with the year 2001 when the total revenue amounted to LTL 1,058.5 million. A decline in the total revenue was caused by a 18.2 percent decrease in the revenue from fixed-line telephony services and a 33.1 percent decrease in the revenue from leased lines services. The increased revenue from Internet and data communication services (up by 52.8 per cent), interconnection revenue (up by 5.2 per cent) and revenue from other activities (up by 94.2 per cent) did not offset the decline in the revenue from the Company's core business.

Breakdown of the Groups' revenue (in thousand of litas)

	Fourth Quarter		Change	Full Year		Change
	2002	2001		2002	2001	
Fixed-line Telephony	146,550	192,665	-23.9%	658,425	804,735	-18.2%
Interconnection	38,924	37,407	4.1%	144,930	137,780	5.2%
Internet and Data Communication	27,307	19,378	40.9%	103,910	67,996	52.8%
Leased Lines	4,583	8,374	-45.3%	16,912	25,285	-33.1%
Equipment Sales and Other	21,680	5,855	270.3%	44,035	22,670	94.2%
Total	**239,044**	**263,679**	**-9.3%**	**968,212**	**1,058,466**	**-8.5%**

In 2002, the revenue from fixed-line telephony services amounted to LTL 658.4 million and accounted for 68.0 per cent of the total revenue of Lietuvos Telekomas' Group (LTL 804.7 million and 76.0 per cent in 2001, respectively). A 18.2 percent fall in the revenue from fixed-line telephony services was mainly a result of the heavy price competition from the mobile sector leading to the decrease in the number of main lines in service and lower usage of fixed-line telephones.

As of 31 December 2002, the total number of main lines in service was 935.9 thousand, a fall by 18.7 per cent from 1,151.7 thousand as of 31 December 2001. The decrease was mainly recorded in the residential customer sector, while the number of main lines used by business customers remained almost the same. The Company disconnected around 85 thousand lines due to the customers' debts.

As of 31 December 2002, the penetration rate of the fixed lines per 100 residents of Lithuania was 27 (calculated on the basis of the population of 3,464 thousand), while a year ago the penetration rate stood at 33.1 when the population in Lithuania was 3,482 thousand.

In 2002, the revenue from main line subscription, installation and other charges went down only by 9.3 per cent. A fall in the number of main lines in services was partly offset by the increase in the subscription fee from July and it completed Lietuvos Telekomas' tariff rebalancing program that was started in 1998. Also, from the beginning of 2002, the Company was applying a reduced subscription fee for socially disadvantaged and retired customers.

The revenue from domestic traffic dropped by 19.5 per cent due to the decrease in the number of main lines as well as introduction of the calculation of call duration on the per-second basis from August 2001.

For customers' convenience, Lietuvos Telekomas launched a number of payment plans - *Local*, *Country*, *Internet* and *Evening* payment plans for residential customers and *Business cities* for business customers. At

the end of 2002, there were more than 200 thousand residential customers who were using one of the payment plans.

The revenue from the international outgoing traffic went down by 25.0 per cent while the traffic in terms of minutes remained almost on the same level as in 2001. This was a result of continuous reduction of the tariffs. On average, tariffs for international calls in 2002 were reduced by 11 per cent.

In 2002, due to increased mobile phone penetration in Lithuania and consequently lower usage of payphone, Lietuvos Telekomas continued to optimize its payphones network by reducing their number from 7,223 (31 Dec. 2001) to 6,289 (31 Dec. 2002). The revenue from payphones decreased by 49.2 per cent.

The revenue from the networks' interconnection increased by 5.2 per cent and accounted for 15.0 per cent of the total revenue. A growth is attributed to the increased national interconnection (mobile to mobile, mobile to fixed network), outgoing and incoming international and transit traffic.

On 1 September 2002 AB Lietuvos Telekomas increased its tariffs for calls from the fixed-line network to mobile networks. The Communications Regulatory Authority (CRA) drew up a report on violations of the highest price limits for public fixed-line telephony services. The Company appealed it to court. The court ruling was not in the Company's favour. Therefore, Lietuvos Telekomas announced that during the first quarter of 2003 it would recalculate the amounts paid by its customers for the calls from the fixed-line network to mobile networks. For this purpose the Company beforehand set aside an amount of LTL 4 million to cover adjustments in its customers' bills.

The share of the Internet and data communication revenue in the total revenue of Lietuvos Telekomas' Group increased from 6.4 per cent (31 Dec. 2001) to 10.7 per cent (31 Dec. 2002). In 2002, the revenue from Internet and data communication services increased by 52.8 per cent.

The number of ADSL connections at the end of 2002 reached 10,489, while a year ago there were only 2,427 ADSL users. As of 31 December 2002, there were 39 thousand Internet dial-up access users and the number of ISDN channels in services exceeded 34 thousand (23 thousand on 31 December 2001).

The revenue from leased lines decreased by 33.1 per cent, mainly due to the decrease in the number of leased lines roughly by a fifth.

The revenue from equipment sales and other activities grew by 94.2 per cent, especially in the fourth quarter of 2002. This was largely due to a significant growth of the revenue from UAB Comliet's activities.

Expenses

The total operating expenses of Lietuvos Telekomas' Group in the year 2002 went down by 6.0 per cent as compared with the year 2001. The major decrease of 20.5 per cent was observed in the employee related expenses as the Company continued to restructure its business and maintain a high level of its performance efficiency. The total number of employees in Lietuvos Telekomas' Group was reduced from 5,749 (31 Dec. 2001) to 4,531 (31 Dec. 2002) and the number of main lines per one core business employee increased from 217 (31 Dec. 2001) to 253 (31 Dec. 2002). The interconnection expenses increased by 15.0 per cent, while other operating expenses decreased by 4.0 per cent.

Gain on sales of investments

In second quarter of 2002, Lietuvos Telekomas sold a 74 percent stake in UAB Baltijos Telekomunikaciju Konsultacinis Centras and a 40 percent stake in UAB Baltijos Informaciniu Duomenu Valdymo Centras to TietoEnator Oyj and recorded a gain of LTL 7.0 million. In 2001, the gain on sales of investment of LTL 2.9 million came from the sales of Lithuanian Government Bonds.

Net Profit

The new Law on Profit Tax became effective from 1 January 2002. Following the old Law, the Company was accumulating the deferred profit tax liabilities due to its heavy investments programme, calculating a profit tax at the basic rate of 24 per cent. The new Law abolished the exempts for investments and introduced a

basic profit tax rate of 15 per cent. In the fourth quarter of 2001, following the provisions of the new Law on Profit Tax, adjustments were made to the Deferred Profit Tax Liabilities in the Balance Sheet and reflected in the Profit (Loss) Statement for the year 2001, which resulted in a net profit of LTL 181.7 million (the net profit, excluding the changes in the deferred profit tax liabilities and impairment charge on property, was LTL 119.9 million).

The net profit for the year 2002 was LTL 67.0 million, a decrease by 63.1 per cent as compared with the net profit for the year 2001 or a decrease of 43.2 per cent as compared with the net profit for the year 2001, excluding the changes in the deferred profit tax liabilities and impairment charge on property.

Balance Sheet and Cash Flow

During the year 2002, the total assets of Lietuvos Telekomas' Group declined by 9.8 per cent due to the higher than investments amortisation of the assets and a decrease in receivables and accrued revenue. The total assets and total liabilities for the 31 December 2001 were reduced by LTL 29 million due to the changed principles for recording payments to international operators. Accrued revenues from international operators were netted against accrued liabilities to international operators.

The shareholders equity slightly decreased by 1.5 per cent due to the lower net profit for the year 2002 and payment of dividend for the year 2001 (LTL 85.5 million). The total liabilities also decreased by 22.3 per cent as a result of debt repayment and changes in the deferred profit tax liabilities. As of 31 December 2002, the net debt amounted to LTL 289.3 million, a drop by 44.8 per cent from the net debt of LTL 524.4 million a year ago. The net debt to equity ratio was 23.8 per cent (42 4 per cent on 31 December 2001).

During the year 2002 the net cash flow from operating activities was LTL 478.8 million. The cash flow after investing activities stood at LTL 287.9 million (LTL 100.3 million in 2001) and the net cash used in financing activities amounted to LTL 252.1 million due to the dividend payment and repayment of the loans.

Investments

In 2002, Lietuvos Telekomas' Group invested LTL 207 million (LTL 368 million in 2001). More than 80 per cent of the amount was invested into the network of the Company. As a result, at the end of 2002 the digitalisation rate of the Company's network reached 87.6 per cent (65.0 per cent a year ago). In June, Lietuvos Telekomas completed digitalisation of the fixed-line network in five biggest cities of Lithuania. The technical solution using GSM technology for connecting customers in remote and rural areas to the fixed-line network of Lietuvos Telekomas was implemented in the year 2002.

During the year the Company continued to develop its ADSL access network and now ADSL services are available to 85 per cent of Lietuvos Telekomas' customers. Currently, there are 20 thousand ADSL ports installed. At the end of 2002, Lietuvos Telekomas obtained licenses for provision of broadband (10.5 GHz and 26GHz frequency) wireless services.

In October, the Company completed implementation of the new National Numbering Plan, which increased the numbering space in Lithuania. Also, the Company constructed second fibre optical border crossing lines from Lithuania to Latvia and from Lithuania to Poland.

In May, Lietuvos Telekomas sold a 40 percent stake in UAB Baltijos Informaciniu Duomenu Valdymo Centras (est. in Dec. 2002) and a 74 percent stake in UAB Baltijos Telekomunikaciju Konsultacinis Centras (est. in March 2003) to TietoEnator. In September, AB Lietuvos Telekomas took over control of UAB Lintkom from UAB Lintel.

UAB Comliet, a largest subsidiary of Lietuvos Telekomas, was expanding its activities beyond the borders of Lithuania. In May, it acquired 75 per cent of shares in the Latvian company, Datu Tikli SIA, in July – 55 per cent in Estonia-based Telegrupp AS. In December, it established a company, Comliet-Kaliningrad (holds 95 per cent of shares), in the Russian Federation.

Litigation

On 21 February 2002, the Lithuanian Competition Council adopted a decision stating that Lietuvos Telekomas had violated requirements of the Law on Competition and imposed a fine amounting to 0.2 per

cent of the Company's total annual revenue. On 22 March 2002, the Company made an appeal against this decision. The hearing of the case is not over and the fine imposed is not paid. Yet, funds for possible payment of the fine were set aside in the final accounts of 2001.

Regulatory matters

On 5 July 2002, a new Law on Telecommunication was adopted and from 1 January 2003 it came into force. According to the old Law on Telecommunication and Company's Activity Licence, Lietuvos Telekomas had an exclusive right to install and provide fixed-line telephony services in Lithuania until 31 December 2002.

Following the new Law, Lietuvos Telekomas together with its subsidiaries from 1 January 2003 is recognised as an operator with significant market power (SMP) in public fixed-line telephony network and services, leased lines services and interconnection services markets.

Jan-Erik Elserius,
CFO and Director of Finance Department,
+370 650 82 121,
e-mail: elserius@telecom.lt

For further information please contact:
Darius Dziaugys,
Senior Specialist, Investor Relations,
+370~5 236 78 78
e-mail: darius.dziaugys@telecom.lt

About AB Lietuvos Telekomas

AB Lietuvos Telekomas (Lithuanian Telecom) is the largest telecommunications company in Lithuania listed on the National Stock Exchange of Lithuania (NSEL ticker: LTEL) and London Stock Exchange (LSE ticker: LITD).

The Company provides fixed-line telephony services, Internet-related and data communication services, wholesale services to other local and international telecommunication operators as well as other telecom-related services.

Amber Teleholding A/S (reg. in Denmark), a fully owned subsidiary of TeliaSonera AB (from 9 December 2002), owns 60 per cent of AB Lietuvos Telekomas' shares. The State of Lithuania owns 10.03 per cent of the Company's shares. UAB Lintkom, a subsidiary of AB Lietuvos Telekomas, holds treasury stocks (4.67 per cent).

On 31 December 2002 Lietuvos Telekomas' Group consisted of the parent company, AB Lietuvos Telekomas, and its subsidiaries UAB Comliet (100 per cent), UAB Lietuvos Telekomo Verslo Sprendimai (100 per cent), UAB Lintel (100 per cent), UAB Lintkom (100 per cent), UAB Baltijos Informaciniu Duomenu Valdymo Centras (60 per cent), UAB Voicecom (60 per cent), UAB Verslo Portalas (30 per cent) and UAB Baltijos Telekomunikaciju Konsultacinis Centras (on 30 January 2003 renamed into TietoEnator Consulting) (26 per cent). Lietuvos Telekomas is a sole founder of the fully controlled non-profit organisation VsI Lietuvos Telekomo Sporto Klubas.

More information about AB Lietuvos Telekomas is available on the website: http://www.telecom.lt.

File No. 82-5086

AB Lietuvos Telekomas' Group
Profit (Loss) Statement
(in thousand of litas)

unaudited

	2002	**2001**
Revenue	968,212	1,058,466
Expenses:	(464,602)	(494,094)
Employee related expenses	*152,210*	*191,504*
Expenses for operators' services	*132,655*	*115,342*
Other operating expenses	*179,737*	*187,248*
EBITDA	503,610	564,372
Depreciation and amortisation	(381,668)	(381,567)
Gain on sales of investments	7,016	2,857
Operating profit	128,958	185,662
Financial income and expenses, net	(39,855)	(46,999)
Share of result before tax of associates	337	--
Profit before profit tax	89,440	138,663
Profit tax	(21,523)	43,048
Group's profit before the minority interest	67,917	181,711
Minority interest	(885)	4
NET PROFIT	67,032	181,715
Earning per share (in litas)	0.09	0.23

File No. 82-5086

AB Lietuvos Telekomas' Group
Balance Sheet
(in thousand of litas)

unaudited

	31 December 2002	31 December 2001 (a)
Non-current assets		
Property, plant and equipment	1,423,286	1,542,261
Intangible assets	202,113	248,210
Prepayments for non-current assets	142	31
Investments	882	206
Non-current receivables	65	46
Total	1,626,488	1,790,754
Current assets		
Inventories	4,111	1,757
Assets held for sale	10,192	29,498
Receivables, prepayments and accrued revenue	150,193	209,804
Financial asset held for trading	1,287	--
Cash and cash equivalents	83,759	47,902
Total	249,542	288,961
TOTAL ASSETS	1,876,030	2,079,715
Shareholders' equity	1,218,524	1,236,989
Minority interest	2,355	---
Non-current liabilities		
Borrowings	194,230	445,177
Deferred tax liability	113,025	136,191
Grants	14,492	16,977
Total	321,747	598,345
Current liabilities		
Borrowings	178,799	127,151
Trade, other payables and accrued liabilities	154,605	117,230
Total	333,404	244,381
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,876,030	2,079,715

Note: (a) due to changed principles of accounting payments for international operators, accrued revenue for an amount of LTL 29 million were netted against accrued liabilities in the balance sheet of 31 December 2001.

File No. 82-5086

AB Lietuvos Telekomas' Group
Cash Flow Statement
(in thousand of litas)

unaudited

	2002	2001
Operating activities:		
Net profit for the period	67,032	181,715
Depreciation and amortisation	381,668	381,567
Profit tax	21,524	(43,048)
Minority interest	885	--
Share of results before tax of associated undertakings	(337)	--
Provisions and write-offs	14,016	28,482
Elimination of gain on sale of fixed assets	(1,860)	(1,559)
Elimination of gain on sale of investments	(7,016)	(2,857)
Financial activities, net	33,331	41,346
Other non-cash items	1,159	5,391
Changes in working capital	1,880	(102,492)
Interest paid	(33,471)	(37,993)
Net cash from operating activities	**478,811**	**450,552**
Investing activities:		
Acquisition of fixed assets, net	(194,758)	(356,475)
Changes in prepayments for fixed assets	(111)	--
Investments, net	3,407	2,665
Interest received	570	3,578
Net cash used in investing activities	**(190,892)**	**(350,232)**
Financing activities:		
Proceeds from borrowings	98,742	189,842
Repayment of borrowings	(265,354)	(167,878)
Dividends paid	(85,450)	(118,134)
Net cash used in financing activities	**(252,062)**	**(96,170)**
Increase (decrease) in cash and cash equivalents	**35,857**	**4,150**
Movement in cash and cash equivalents		
At start of the period	47,902	43,752
Increase (decrease) during the period	35,857	4,150
At the end of period	**83,759**	**47,902**